September 21, 2005

BY FACIMILI ((202) 772-9209) AND ELECTRONIC SUBMISSION

Attention: David Roberts

Securities and Exchange Commission

450 5th Street NW

Washington, D.C. 20549-1004

Re:	TRX. Inc.
Registration Statement on Form S-1
File No. 333-124741 - Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461, TRX, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare such Registration Statement effective at 10:00 A.M. EDT on Thursday, September 22, 2005, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

The acceleration request of Credit Suisse First Boston LLC., as managing underwriter of the offering, together with supplemental information concerning the distribution of the preliminary prospectus, will be sent to you today via facsimile by Credit Suisse First Boston LLC.

The Company hereby confirms that as of the date hereof and except as disclosed or incorporated by reference in the Registration Statement, there has been no material change in the operating or financial condition of the Company since the date of the latest financial data with respect to such entities set forth in the Registration Statement. In addition, the Company hereby represents that: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
TRX, Inc.

By:	/s/ Timothy J. Severt
Timothy J. Severt
Executive Vice President, Administration

6 West Druid Hills Drive | Atlanta, Georgia 30329 USA | 404 929 6100